Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.1295
Fax 403.298.2299
www.enerplus.com

February 13, 2006

BY COURIER

Ms. Sandy Eisen
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Dear Ms. Eisen:

Re: Accounting for Stock-Based Compensation

Based on discussions with SEC staff during our telephone conference on December 9, 2005, we have:

•	Retained an expert in derivatives valuation. Refer to Appendix I for a summary of Dr. Carlton-James Osakwe’s qualifications.

•	Developed a binomial lattice model for determining the “fair value” of our trust unit rights plan. Refer to Appendix II for a description of this model.

•	Involved the Deloitte & Touche LLP (“Deloitte”) U.S. National Office

Rather than use the Black-Scholes model as originally proposed in our letter of November 15th we have agreed to use a binomial lattice model.

Modeling Process

After interviewing Dr. Osakwe and reviewing his credentials, we provided him with copies of our Trust Unit Rights Plan and outlined the unique features in the plan. In addition, we provided him with copies of correspondence with the securities commissions, historical information with respect to trading prices, reductions in strike prices, option exercise history, and other data required to develop the model. We also ensured he was familiar with FASB pronouncements with respect to modeling stock based compensation.

Our independent auditors, Deloitte, and their valuation experts have also reviewed the inputs and outputs of the model for reasonableness and appropriateness. In addition, they have completed their procedures relating to the use of a specialist in an assurance engagement as required under CICA Handbook Section 5049.

We reviewed drafts of Dr. Osakwe’s model and the supporting paper. In addition we discussed the appropriateness of the model input variables. Dr. Osakwe provided Enerplus with a copy of the final model and a follow-up training session on how to use the model. We tested the model for reasonableness by altering the input variables and reviewing how the calculation of the rights value responded to these changes. Enerplus management believes that Dr. Osakwe’s model satisfies GAAP requirements by providing a reasonable estimate of the “fair value” of our rights.

As a sensitivity exercise, we increased the fair values calculated by our model for each right grant by 100% and then reviewed the impact on compensation expense for the three years ending December 2005. As shown in the table below, the impact was immaterial despite doubling of the fair value measure.

$Millions	2003	2004	2005
Compensation expense Using FV model (Appendix III)	$0.2	$1.8	$3.0

Compensation expense Using 100% Gross-up of FV model values	$0.5	$3.6	$6.1

In the event that our model values were understated, then obviously the materiality becomes even less of an issue. We concluded that further refining of the model or incremental modeling efforts would not produce a materially different result than the one we have already achieved.

In our previous response letter, we indicated that the Black-Scholes model is not designed for high dividend paying entities and does not take into consideration the ability to exercise at dates prior to the maturity date. Our lattice model was developed to addresses the most significant short falls of the Black-Scholes and takes into consideration the unique characteristics of our rights.

Accounting Treatment - U.S. GAAP

We will adopt, through modified prospective application, SFAS 123R as at January 1, 2005.

In reference to years prior to January 1, 2005, we have determined that the change from the intrinsic method to the fair value method increases our 2003 and 2004 net income and has no effect on cash flow. The difference in our unit based compensation expense between the two methods was $1.1 million (or 0.4% of net income) for the year ended

December 31, 2003 and $2.9 million (or 1.0% of net income) for the year ended December 31, 2004. We believe that these amounts are immaterial and therefore no changes to our financial reporting for 2003 or 2004 are required. We have based our conclusion with respect to materiality with reference to SAB Topic 1:M - as provided to the SEC in our previous submission.

The results of our modeling and corresponding comparison to actual expenses recorded under the intrinsic method are attached as Appendix III - Part A.

We have also determined that under SFAS 123R rights granted under our rights plan are considered liability awards. After an in-depth study involving our auditors and their Canadian and U.S. National offices along with input from the FASB, it was concluded that rights granted under our plan constitute liability awards pursuant to the criteria in paragraph 31 of SFAS 123R.

We have utilized the transitional guidance outlined in paragraph 79 of SFAS 123R. On January 1, 2005, the Fund recognized a rights liability of $12.2 million, a reduction of $27.4 million in contributed surplus and a recovery of $15.2 million for the cumulative effect of a change in accounting principle. This adoption entry is illustrated in Appendix III - Part B(i).

We refer you to Appendix III - Part B (ii) for detail on the change in our rights liability during 2005.

Recommended Disclosure

For purposes of our December 31, 2005 financial statements (included in Form 40-F) we propose the following:

•	In accordance with the modified prospective application of SFAS 123R, there is no adjustment to prior year financial statements.

•
Our December 31, 2005 U.S. GAAP note will indicate that we adopted the fair value method as at January 1, 2005 using modified prospective application. We will also indicate that we have changed the classification of rights granted under our plan from equity awards to liability awards pursuant to SFAS 123R.

Examples of the MD&A as well as the Canadian and U.S. GAAP note disclosure are attached in Appendix IV. The accounting treatment afforded our rights plan under SFAS123R generates a Canadian to U.S. GAAP difference as rights granted under the plan are considered an equity awards under Canadian GAAP but liability awards under U.S. GAAP.

We will also be enhancing our critical accounting estimates note disclosure with respect to measurement uncertainty related to “fair value” measurements.

We continue to believe that we have applied GAAP correctly in good conscience and faith. At the same time, we acknowledge your desire to improve comparability of financial statements among reporting issuers. In the spirit of cooperation, we believe our proposal achieves your intended outcome by transitioning to the fair value methodology in a manner that is consistent with GAAP and the materiality of this issue.

This submission has been discussed with both the Audit Committee of Enerplus Resources Fund and our auditors, Deloitte & Touche LLP.

We trust this response addresses your concerns. Should you have any additional concerns or comments please contact me directly at 403-298-1295.

Sincerely,

Robert J. Waters
Senior V.P. and Chief Financial Officer

c:    Gordon J. Kerr, C.A.  President and CEO
Robert Normand, C.A. Chairman Enerplus Audit Committee
Ward Zimmer, C.A. Deloitte & Touche LLP

Robert J. Waters
Sr. Vice President & Chief Financial Officer
Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.1295
Fax 403.298.2299
www.enerplus.com

February 16, 2006

BY FAX: 202-772-9220

Ms. Sandy Eisen
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Dear Ms Eisen;

It has come to our attention that we inadvertently failed to reclassify the benefit received by employees relating to rights granted during 2001 and 2002 and exercised in 2002 through 2004 out of contributed surplus. In determining the impact of adopting SFAS 123R as of January 1, 2005 in our recent letter to you, we erroneously included the related amounts in the determination of the cumulative effect adjustment. This matter only impacts the US GAAP reconciliation as we were not required to account for the compensation cost of rights granted prior to 2003 for Canadian GAAP purposes.

As a result, please note that our adoption entry has changed. The cumulative effect of adoption of SFAS 123R is now $1.75 million, instead of the $15.2 million that was mentioned in our February 13 letter.

Please call me if you have any questions.

Sincerely,

Robert J. Waters

c:    Ward Zimmer - Deloitte & Touche LLP
Robert Normand - Chairman Audit Committee

APPENDIX III
PART A

The schedule below compares the compensation expense originally reported by Enerplus in 2003 and 2004 using the intrinsic method to the compensation expense that would have been recorded if we had been using the binomial lattice model outlined in Appendix II. The difference between the two methodologies is expressed in absolute dollars and as a percentage of net income and total assets.

In 2003, Enerplus voluntarily changed to the fair value method of accounting for unit based compensation under SFAS 123 for all unit right grants and grant modifications after January 1, 2003 using the prospective method described in SFAS 148. Prior to this, Enerplus measured compensation expense using the intrinsic method, as provided for in Accounting Principles Board Opinion 25. These comparative calculations only include rights granted on or after January 1, 2003 as compensation expense for rights granted prior to this date is measured using the intrinsic method under U.S. GAAP.

(CDN$ thousands)

				U.S. GAAP net	Difference as a %	U.S. GAAP total	Difference as a %
Reporting period	Intrinsic expense	Fair Value expense	Difference *	income	of net income	assets	of total assets

2003	1,364	227	1,137	290,990	0.39%	1,820,517	0.06%

2004	4,668	1,788	2,880	300,597	0.96%	2,409,843	0.12%

* This is a non-cash difference that has no impact on previously reported cash flows

PART B
The following is a summary of the impact of the adoption of SFAS 123R on our 2005 results.

(CDN$ thousands)

i. Summary of the adoption of SFAS 123R on January 1, 2005:

Rights liability recognized on January 1, 2005	(12,208)

Reduction of previously recognized compensation cost (contributed surplus)	27,362
Cumulative effect of change in accounting policy (recovery)	(15,154)
12,208

ii.Summary of the change in the Rights liability during 2005:

Opening rights liability on January 1, 2005	(12,208)
Increase resulting from fair value re-measurement at December 31, 2005	(22,772)
Decrease resulting from actual exercise of rights during 2005	14,326
Ending rights liability on December 31, 2005	(20,654)

Unit based compensation expense during 2005	(22,772)

APPENDIX IV

Recommended Disclosures for the year ended December 31, 2005

A. U.S. GAAP note - Unit Based Compensation

On January 1, 2005 the Fund adopted Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment” using the modified prospective application of this standard. This resulted in the Fund adopting the fair value method of accounting for the rights plan for all rights granted under the plan. In 2003 and 2004 the Fund accounted for the rights plan using the intrinsic method. Financial results and comparatives for 2003 and 2004 have not been restated as the differences between the intrinsic and fair value method were not material.

Under SFAS 123R, rights granted under our rights plan are considered liability awards whereas they were previously considered equity awards. As a result of this change, on January 1, 2005 the Fund recorded a rights liability of $12,208,000 which represented the fair value of all outstanding rights on that date, in proportion to the requisite service period rendered to that date. In addition, contributed surplus was reduced by $27,362,000, representing previously recognized compensation cost for all outstanding rights, and a recovery of $15,154,000 was recorded as the cumulative effect of a change in accounting principle.

Under the fair value method for a liability award, the rights liability is calculated based on the rights fair value at each reporting date until the date of settlement. Compensation cost for each period is based on the change in the fair value of the rights for each reporting period. When rights are exercised, the proceeds, together with the amount recorded as a rights liability, are recorded to mezzanine equity.

A U.S. GAAP difference exists as compensation expense is not recorded for rights issued prior to January 1, 2003 under Canadian GAAP. In addition, rights granted under our rights plan are considered equity awards for Canadian GAAP purposes and are accounted for using the fair value method for an equity award. Under this method, the fair value of the right is determined on the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the fair value recorded in contributed surplus is recorded to unitholders’ capital.

The following chart details the U.S. GAAP differences related to our trust unit rights plan for the years ended December 31, 2005 and 2004.

	2005			2004
	CDN GAAP	U.S. GAAP	Difference	CDN GAAP	U.S. GAAP	Difference
Unit based compensation expense	3,040,000	22,772,000	19,732,000	4,668,000	11,588,000	6,920,000
Contributed Surplus	5,514,000	-	(5,514,000)	4,636,000	27,362,000	22,726,000
Rights liability	-	20,654,000	20,654,000	-	-	-

B. Canadian GAAP MD&A Disclosure

Trust Unit Rights Incentive Plan

Based on revised guidance on the accounting for stock based compensation and related interpretations by the securities commissions, we have retroactively adopted the fair value method of accounting for our trust unit rights incentive plan to January 1, 2003. The impact of the adoption on our 2003 and 2004 reported earnings is not material and therefore prior period financial statements have not been restated. Our fourth quarter compensation expense includes a recovery of $10.6 million. This recovery represents the difference between the unit-based compensation expense related to 2005 originally calculated under the intrinsic method compared to the expense calculated using the fair value method. This change had no impact on funds flow from operations.

Critical Accounting Estimates

We calculate the fair value of rights granted under our trust unit rights incentive plan using a binomial lattice option pricing model. This process involves the use of significant estimates and assumptions which may change over time. The values calculated under the option pricing model may not reflect the actual value realized by trust unit rights holders.

C. Canadian GAAP Accounting Policy Note

Change in Method of Accounting for Unit-Based Compensation

Generally accepted accounting principles require the Fund to estimate the value of unit options issued under its unit-based compensation programs and recognize this amount as compensation expense in the income statement over the respective vesting period with a credit to contributed surplus. Prior to October 1, 2005, the Fund measured unit-based compensation based on the intrinsic value of the rights and recognized the amount in income over the vesting period. After the rights vested, changes in the intrinsic value were recognized in income in the period of change. The intrinsic value was determined as the excess of the trust unit price over the exercise price of the right at the date of exercise, or the date of the financial statements for the unexercised rights. The change in value was reflected in general and administrative expenses (“G&A”) and contributed surplus. Cash received upon exercise of the rights and the related amount of contributed surplus was credited to unitholders’ capital.

On October 1, 2005, the Fund retroactively adopted the fair value method of accounting for the trust unit rights incentive plan to January 1, 2003. Under this method, the fair value of the right is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus.

When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders’ capital. The impact of the adoption on our 2003 and 2004 reported earnings was not material and therefore prior period financial statements have not been restated.

For the year ended December 31, 2005, the fair value methodology resulted in a compensation expense of $3 million, compared to a $18.7 million compensation expense calculated under the intrinsic methodology.

D. Canadian GAAP Note Disclosure

Trust Unit Rights Incentive Plan

The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

	2005	2004
Dividend yield	8.97%	10.45%
Right’s exercise price reduction	1.43	1.05
Volatility	21.46%	20.77%
Risk-free interest rate	3.70%	3.63%

The fair value of the rights granted under the plan ranged between 7% and 10% of the underlying market price of a trust unit on the grant date.

During the year the Fund expensed $3 million of unit based compensation expense using the fair value method. The remaining future fair value of the rights of $6.4 million at December 31, 2005 will be recognized in earnings over the remaining vesting period of the rights.

Recommended Note Disclosure for December 31,2005

A. MD&A Disclosure

Trust Unit Rights Incentive Plan

Based on revised guidance on the accounting for stock based compensation and related interpretations by the securities commissions, we have retroactively adopted the fair value method ofaccounting for our trust unit rights incentive plan to ~&uary 1,2003. The impact of the adoption on our 2003 and 2004 reported earnings is not material and therefore vrior veriod financial statements have not been restated. Our fourth auarter compensation expense includes a recovery of $10.6 million. This recovery represents the difference between the unit-based compensation expense related to 2005 originally calculated under the intrinsic method compared to the annual expense calculated using the fair value method. This change had no impact on funds flow from operations.

Critical Accounting Estimates

We calculate the fair value of rights granted under our trust unit rights incentive plan using a binomial lattice option pricing model. This process involves the use of significant estimates and assumptions, which may change over time due to factors that are out of the control of management. The values calculated under the option pricing model may not reflect the actual value realized by trust unit rights holders.

B. Accounting Policy Note

Change in Method of Accounting for Unit-Based Compensation

Generally accepted accounting principles require the Fund to estimate the value of unit options issued under its unit-based compensation programs and recognize this amount as compensation expense in the income statement over the respective vesting period with a credit to contributed surplus. Prior to October 1,2005, the Fund measured unit-based compensation based on the intrinsic value of the rights and recognized the amount in income over the vesting period. After the rights vested, changes in the intrinsic value were recognized in income in the period of change. The intrinsic value was determined as the excess of the trust unit price over the exercise price of the right at the date of exercise, or the date of the financial statements for the unexercised rights. The change in value was reflected in general and administrative expenses ("G&A9') and contributed surplus. Cash received upon exercise of the rights and the related amount of contributed surplus was credited to unitholders' capital.

On October 1,2005, the Fund retroactively adopted the fair value method of accounting for the trust unit rights incentive plan to January 1,2003. Under this method, the fair value of the right is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. W hen rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital. The impact of the adoption on our 2003 and 2004 reported earnings was not material and therefore prior period financial statements have not been restated.

For the year ended December 31,2005, the fair value methodology resulted in a compensation expense of $3 million, compared to a $14.8 million compensation expense calculated under the intrinsic methodology.

C. Note Disclosure

Trust Unit Rights Incentive Plan

The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value rights granted under the plan. The following assumptions were used to amve at the estimate of fair value:

	2005	2004
Dividend yield	8.97%	10.45%
Right's exercise price reduction	1.43	1.05
Volatility	21.35%	20.77%
Risk-free interest rate	3.73%	3.63%

The fair value of the rights granted under the plan ranged between 7% and 10% of the underlying market price of a trust unit on the grant date.

During the year the Fund expensed $3 million of unit based compensation expense using the fair value method. The remaining future fair value of the rights of $6.4 million at December 31,2005 will be recognized in earnings over the remaining vesting period of the rights.

US. GAAP note excerpt

On January 1,2005 the Fund adopted Statement of Financial Accounting Standards ("SFAS') 123R, "Share-Based Payment" using the modified prospective application of this standard. This resulted in the Fund adopting the fair value method of accounting for the rights plan for all unvested rights granted after December 31,2002. Financial results for 2003 and 2004 have not been restated. Under the fair value method, the fair value of the right is determined on the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.